United States securities and exchange commission logo





                               May 29, 2020

       John P. Love
       Chief Executive Officer
       United States 12 Month Oil Fund, LP
       1850 Mt. Diablo Boulevard, Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States 12
Month Oil Fund, LP
                                                            Registration
Statement on Form S-1
                                                            Filed May 15, 2020
                                                            File No. 333-238283

       Dear Mr. Love:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors Involved With An Investment in USL, page 4

   1. Please add a new risk factor that addresses the risks to investors with using the fund as a proxy for investing
oil. Specifically address the risks to non-professional investors who are not experienced in
investing oil futures and may not have ready access to the types of information that
professional investors may have. In this regard, we note your disclosure on page 4 that
investment in USL is not a proxy for investing in the oil markets.
       Correlation Risk
       Accountability levels, position limits, and daily price fluctuation limits, page 8

   2. Please update your disclosure in the risk factor on page 8 to disclose the the position limits set forth in the April
23, 2020 CME letter, which supersedes the April 16, 2020 letter. In
 John P. Love
FirstName LastNameJohn P. LoveLP
United States 12 Month Oil Fund,
Comapany NameUnited States 12 Month Oil Fund, LP
May 29, 2020
May 29, 2020 Page 2
Page 2
FirstName LastName
         this regard, we note your disclosure on page 16 of your Form 10-Q for the quarter ended
         March 31, 2020.
Other Risks
USL and USCF may have additional conflicts of interests, page 14

3. We note that you are holding and may continue to invest in the same type of oil futures contracts that other USCF funds currently hold and purchase pursuant to their investment strategy. For example, it appears there is overlap between the investments currently held by you and the United States Oil Fund, LP. It also appears that the limits imposed in the
         CME Letters apply to both of these oil funds. Please address here and throughout whether your investment strategy creates additional actual or potential conflicts of interest with
         USCF's other oil funds, describing the conflicts and the material risks they represent to investors.
General

4. We note your disclosure on page 16 of your Form 10-Q for the quarter ended March 31,
         2020 that "[d]ue to evolving market conditions, a change in regulator accountability levels and position limits imposed on USL with respect to its investment in Oil Futures
         Contracts as discussed in the CME Letters, additional or different risk mitigation measures taken by USL's FCM with respect to USL acquiring additional Oil Futures contracts, USL intends to invest in other permitted investments, beyond the Benchmark Oil Futures
         Contract." Please revise the disclosure in your registration statement to describe your current plans, if any, to invest in these "other permitted investments." If you do not have any current plans to change your investment strategy, please disclose this.
5. Please describe any constraints placed on you by your your FCM and how those constraints impact your ability to invest in the Benchmark Oil Futures Contract or any other oil futures contracts. In this regard, we note your disclosure in your Form 10-Q for the quarter ended March 31, 2020 that addresses risk mitigation measures taken by your
         FCM with respect to the acquisition of additional oil futures contracts. In addition, please file your agreement with your FCM as an exhibit to the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 John P. Love
United States 12 Month Oil Fund, LP
May 29, 2020
Page 3

        Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameJohn P. Love                           Sincerely,
Comapany NameUnited States 12 Month Oil Fund, LP
                                                         Division of
Corporation Finance
May 29, 2020 Page 3                                      Office of Finance
FirstName LastName